Sit Investment Associates

Mutual Funds Newsletter

Spring 2013

Tax-Free Income

The New Year ushered in both new taxes and higher tax rates, with higher-income earners taking the brunt of the increases. While averting the "fiscal cliff," which would have meant tax increases for all taxpayers and across-the-board spending cuts scheduled for January 1, 2013, lawmakers enacted the Taxpayer Relief Act of 2012 (ATRA) that prevented the return to all the pre-Bush-era tax rates for many individual taxpayers and allowed taxes to rise for taxpayers with higher incomes. Still, most taxpayers were hit with some tax increases.

Federal income tax rates remain the same for most, but those earning more will see a 4.6 percentage point tax increase on income above those thresholds. (See tables on page three for a breakdown of income brackets and tax rates.) These top earners will also see the federal tax rate for their long-term capital gains on investments increase, but most taxpayers will see no change in their rate. In addition, higher-income taxpayers will also see an increase in their tax liability due to reductions in their personal exemptions as well as limitations on their itemized deductions. The top federal tax rate for estate and gift taxes was also increased this year from 35% to 40% and affects anyone with assets over $5.25 million (indexed for inflation).

Two new taxes come in the form of a surtax on investment income and an additional Medicare tax on earned income. The surtax of 3.8% is levied on investment income for taxpayers who have modified adjusted gross incomes over $200,000 (single), $250,000 (married) or $125,000 (married filing separately). The new Medicare tax of 0.9% applies to earned income above these same income thresholds.

Most people had hoped that the American Taxpayer Relief Act of 2012 would extend the 2.0% reduction in Social Security taxes that the government instituted in 2011 to stimulate the economy. ATRA, however, did not address this issue, so on January 1, 2013, the Social Security payroll tax reverted back to 6.2% on the first $113,700 of wages. The portion of the tax that is paid by employers remains at 6.2% for a total Social Security tax rate of 12.4%.

These tax increases mean that tax deferral strategies are even more appealing now. Contributions of pre-tax income to retirement accounts such as 401(k)s and traditional IRAs lower an individual's taxable income for the year in which the contribution is made, and those earnings grow tax-deferred until the money is taken out of the account. Roth IRA and Roth 401(k) contributions are not tax deductible, but earnings from these plans grow tax-deferred and distributions are tax-free after age 59½ if it has been at least five tax years since the first contribution. (Note: For the Roth 401(k), there must also be a separation of service from the employer.)

Tax-exempt interest from municipal bonds is free from regular federal income tax and, in the case of state-specific municipal bonds, the interest may be exempt from regular state income tax as well. Adding to that benefit is the fact that the interest also escapes the new 3.8% surtax on investment income. One caveat to note is that municipal bond interest can impact Social Security benefits and subject a significant portion of those benefits to taxes. For those with significant income outside of Social Security benefits, the tax advantages of municipal bond income probably far outweigh that impact.

Municipal bond yields are generally lower than they were a few years ago, but in today's environment of low interest rates, they still provide a relative yield advantage, especially when compared to Treasury rates which were 0.22%, 0.68%, 1.67% and 2.88%, respectively for the 2-, 5-, 10- and 30-year Treasury as of April 30, 2013. In comparison, the Sit Minnesota Tax-Free Income Fund and Sit Tax-Free Income Fund had 30-day SEC yields of 3.34% and 3.91%, respectively, as of April 30, 2013. These translate into taxable-equivalent yields of 6.40% and 6.91%, respectively, for investors in the highest federal and state (applicable only to Minnesota) income tax brackets.

Higher taxes may be here to stay for some time, so investors should seek the best strategy for their specific situation, whether it is tax deferral of income or tax-free income. Sit Mutual Funds offers options for both through retirement plans (Traditional, SEP, SIMPLE and Roth IRAs and other plans) as well as tax-exempt income from municipal bond funds. Please call an Investor Services Representative at 800-332-5580 for more information about how to protect your earnings from the latest round of tax increases.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



China and India's economies are exhibiting signs of economic recovery, which should help drive global economic growth, but the U.S. recovery remains subpar and Europe's economy is not expected to bottom until sometime around midyear.

U.S. economic growth decelerated to +0.4% in the fourth quarter after ranging between +1 to +3% in the first three quarters of 2012. Economic growth improved during the first quarter of 2013 to a +2.5% annual rate. The housing market is finally contributing positively to growth again and is likely to exhibit some robustness in the near term, allbeit from depressed levels. The unemployment rate declined to 7.6% as of March, a significant reduction from the recession peak of 10.1% in October 2009. However, the decreased unemployment rate's positive impact is somewhat offset by the labor participation rate falling to a 34-year low of 63.3%, continuing a secular downtrend that began in 2000. Inflation remains contained at 1.5% on a year-over-year basis as of March, which is in line with the long-term goals of the U.S. Federal Reserve.

The fiscal cliff negotiations at year's end were tense and produced a last minute compromise that resulted in an increase in the payroll tax rate back to its normal level, higher income tax rates for the highest earners, and limitations on the amount of income tax deductions for a large set of high earners. When combined with the Medicare tax on investment income implemented with the Patient Protection and Affordable Care Act, new headwinds were created for the U.S. economic recovery.

Although failing to address longer-term fiscal difficulties, Washington did pass a continuing resolution on March 26th to fund the government through its fiscal year end in September. This measure softened some of the budget sequestration measures that took effect at the beginning of March. The next potential crisis will be the debt ceiling, which has a soft deadline of May 19th, but will likely hit a hard deadline sometime during the summer.

Fixed Income

U.S. Treasury yields rose during the first quarter of 2013, while the yield curve steepened. Signs of economic improvement raised inflation concerns and Treasury prices declined commensurately. The 10-year and 30-year U.S. Treasury Bond yields ended the quarter at 1.85% and 3.10% respectively, which were +9 and +15 basis points higher than the fourth quarter of 2012.

The Barclays Aggregate Bond Index return for the quarter was -0.1%. Asset-backed securities was the best performing sector. Improvements in the housing market drove financial institutions to be the best performing subsector in the Index. Mortgage-backed securities modestly outperformed the benchmark, primarily due to their shorter duration. The corporate bond sector, as a whole, underperformed, primarily due to its longer average duration. The U.S. Treasury sector was the worst performing sector, with longer duration Treasuries producing particularly poor results.

Tax-exempts provided positive, but lower-than-coupon rates of return for the first quarter of 2013. Intermediate duration outperformed longer duration during the quarter, but lower credit quality continued to outperform higher credit quality, suggesting that investors have gained greater comfort with credit risk as reliance on bond insurance has waned.

Regardless of duration, higher-yielding sectors continued to outperform lower-yielding sectors. We are finding good relative value in longer-intermediate duration bonds, and continue to maintain tax-exempt portfolio durations longer than their benchmarks. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. We continue to focus on sectors and security structures that provide incremental yield, and we are using diversification to help manage credit risk.

Equities

U.S. equity markets turned in very strong performance in March and the first quarter of 2013, with the S&P 500 Index gaining +3.8% for the month and +10.6% for the first quarter. The Dow Jones Industrial Average, rising +3.8% for the month and +11.9% for the quarter, turned in its best first quarter performance in 15 years. The technology-heavy NASDAQ OTC Composite gained a solid +3.4% in March and +8.2% for the quarter. For the first quarter, the U.S. ranked 6th out of 33 countries in international equity markets. The Asia/Pacific region was the best performing area for the quarter.

Small and medium capitalization stocks outperformed their large capitalization counterparts both for the month and the quarter. Only small capitalization growth stocks outperformed their value counterparts in March and the first quarter. Large and medium capitalization growth stocks underperformed their value counterparts in both periods.

The Sit Mutual Funds domestic equity portfolios are maintaining diversified, high-quality, growth-oriented companies. These holdings emphasize the traditional growth sector of technology, along with the producer manufacturing and energy services sectors.

The MSCI EAFE Index, which measures equity market performance of developed markets outside of the U.S. and Canada, gained +0.8% in March and +5.1% in the quarter. International equity portfolios continue to be underweight Europe and broadly diversified relative to their benchmarks. The majority of our European-based portfolio holdings have significant exposure outside Europe to other developed and emerging market countries.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

American Taxpayer Relief Act of 2012 by Steve Benjamin, CEBS, CRPC

On January 2, 2013, President Obama signed the American Taxpayer Relief Act of 2012 ("ATRA"). This new law addresses many tax issues that were debated by Congress at the end of last year, which were collectively referred to as the "fiscal cliff." Some of ATRA's major provisions are summarized below.

Income Tax Rates

For those whose income is less than $400,000 ($450,000 for married couples filing jointly), tax rates remain unchanged. A new rate of 39.6% applies to income above these thresholds. See the table below.

Qualified Dividend & Capital Gain Rates

For many individuals, qualified dividend and capital gain rates remain unchanged. A new 20% rate, however, applies to qualified dividends and capital gains for taxpayers whose income exceeds $400,000 ($450,000 for married couples filing jointly). These rates are permanent, at least until Congress decides to change them again. See the table below.

Alternative Minimum Tax

For many years, Congress passed last-minute legislation (a "patch") to prevent millions of middle-income taxpayers from becoming subject to the Alternative Minimum Tax (AMT), a tax intended to apply to wealthy individuals. ATRA permanently indexes the AMT income exemption levels to inflation and gives lower-income taxpayers exemptions and credits so that last minute "patches" by Congress should no longer be necessary.

In-plan Roth Conversions

ATRA allows all individuals to convert their 401(k) plan assets to "Roth" retirement plan assets. Prior to ATRA, this opportunity was available only to those who were 59½ and older. To offer this option to its employees, however, a company must first amend its retirement plan. In addition, companies are waiting for the IRS to issue guidance on some administrative questions (e.g., Can an outstanding loan balance be converted? Can funds from an in-plan Roth conversion be used to pay taxes that will be owed?).

Qualified Charitable Distributions

Qualified Charitable Distributions (QCDs) were extended through December 31, 2013. A QCD is an IRA distribution paid directly to a charity. The IRA owner must be 70½ or older and up to $100,000 can be used to satisfy this year's required minimum distribution. Because the IRS does not consider the distribution taxable income, the IRA owner may not take a tax deduction for the contribution.

Estate Tax Provisions

Following more than a decade of constant change, ATRA made estate tax laws permanent. ATRA indexed the 2011 estate tax exemption amount of $5 million to inflation which means that for 2013, the estate tax exemption is $5.25 million. The estate tax rate below this threshold is 0%; above this amount, 40%. The concept of "portability" was made permanent, too. Simply put, portability allows the surviving spouse an opportunity to take advantage of the unused estate and gift tax exemption of the deceased spouse.

2013 Taxable Income		
Rate	Single Filers	Married Filing Jointly
10%	0 - $8,925	0 - $17,850
15%	$8,926 - $36,250	$17,851 - $72,500
25%	$36,251 - $87,850	$72,501 - $146,400
28%	$87,851 - $183,250	$146,401 - $223,050
33%	$183,251 - $398,350	$223,051 - $398,350
35%	$398,351 - $400,000	$398,351 - $450,000
39.6%	$400,000+	$450,000+

Ordinary Income Tax Rate	Long-Term Capital Gain Tax Rate	Qualified Dividend Tax Rate	Non-Qualified Dividend Tax Rate
10%	0%	0%	10%
15%	0%	0%	15%
25%	15%	15%	25%
28%	15%	15%	28%
33%	15%	15%	33%
35%	15%	15%	35%
39.6%	20%	20%	39.6%

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit U.S. Government Securities Fund

As of March 31, 2013

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 44 years
- Mark H. Book, CFA, 25 years
- Bryce A. Doty, CFA, 23 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	-0.27	1.39	2.91	3.95	4.03	6.16	1.06	1.47
Barclays Interm. Gov't Index	0.14	2.26	3.91	3.70	4.02	6.33		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
U.S. Government Securities	3.35	2.49	4.13	6.92	5.13	7.78	4.91	2.72	2.67	-0.27
Barclays Interm. Gov't Index	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	0.14

PORTFOLIO SECTOR ALLOCATION (%)

CMO	45.6
FNMA Pass-Through	25.6
FHLMC Pass-Through	13.0
GNMA Pass-Through	8.0
Asset-Backed	4.2
SBA Pass-Through	1.0
Cash & Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,520.1
Average Maturity:	21.7 Years
Effective Duration:	1.9 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of March 31, 2013

FUND PERFORMANCE (%)

	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
		Annualized Returns			
Quality Income	**0.38**	**--**	**0.38**	**1.36**	**–**
Barclays U.S. 1-3 Gov't/Credit Index	0.20	--	0.20		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	YTD 2013
Quality Income	**0.38**
Barclays U.S. 1-3 Gov't/Credit Index	0.20

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	29.0
Mortgage Pass-Through	21.3
Corporate Bonds	14.6
Asset-Backed	14.5
CMO	13.4
Taxable Municipal	5.7
Cash & Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$5.1
Average Maturity:	11.5 Years
Effective Duration:	1.4 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 44 years
- Mark H. Book, CFA, 25 years
- Bryce A. Doty, CFA, 23 years
- Christopher M. Rasmussen, CFA, 12 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays U.S. 1-3 Year Government/Credit Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of March 31, 2013

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 44 years
- Debra A. Sit, CFA, 30 years
- Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	0.81	7.92	7.06	5.59	3.98	5.48
Barclays 5-Year Muni Index	0.84	3.22	4.44	5.05	4.23	5.64

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Tax-Free Income	3.96	3.30	3.54	0.26	-15.77	22.42	2.49	10.73	9.93	0.81
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.84

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	4.01
30-Day SEC Yield	3.92

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	5.43
36.8% Tax Rate	0.00
38.8% Tax Rate	0.00
43.4% Tax Rate	6.91

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	19.9
Multi Family Mortgage	15.7
Other Revenue	14.4
Education/Student Loan	10.8
Hospital / Health Care	8.1
General Obligation	6.6
Insured	5.9
Closed-End Mutual Funds	5.8
Sectors Less Than 5.0%	10.1
Cash and Other Net Assets	2.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$175.5
Tax-Equivalent Yield:	6.93%
Average Maturity:	17.8 Years
Duration to Estimated Avg. Life:	6.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **The Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 43.4%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2013

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	0.62	5.61	6.69	6.15	4.76	5.14
Barclays 5-Year Muni Bond Index	0.84	3.22	4.44	5.05	4.23	4.91

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Minnesota Tax-Free Income	3.68	4.44	4.92	1.04	-10.75	22.04	3.18	10.64	7.24	0.62
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	0.84

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.30
30-Day SEC Yield	3.39

Tax-Equivalent 30-Day Yields	
33.65% Tax Rate	5.03
41.76% Tax Rate	0.00
43.60% Tax Rate	0.00
47.84% Tax Rate	6.40

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 38% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	17.8
Hospital / Health Care	17.1
Single Family Mortgage	13.4
Education/Student Loan	11.2
Other Revenue	8.4
Utility	5.0
Municipal Lease	4.3
Transportation	3.6
Sectors Less Than 3.0%	8.4
Cash and Other Net Assets	10.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$416.1
Tax-Equivalent Yield:	6.50%
Average Maturity:	14.5 Years
Duration to Estimated Avg. Life:	4.1 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 43.4% and a Minnesota tax rate of 7.85%, for an effective combined tax rate of 47.84%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of March 31, 2013

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Intern
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 23 years
Bryce A. Doty, CFA, 23 years
John M. Bernstein, CFA, 20 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**6.63**	**7.45**	**8.28**	**4.69**	**7.11**	**6.62**
S&P 500® Index	10.61	13.96	12.67	5.81	8.53	8.57
Barclays Aggregate Bond Index	-0.12	3.77	5.52	5.47	5.02	6.07

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Balanced	**9.22**	**7.51**	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**6.63**
S&P 500® Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	10.61
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-0.12

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Chevron Corp.	2.0
International Business Machines Corp.	1.9
Apple, Inc.	1.8
Marathon Petroleum Corp.	1.8
Google, Inc.	1.5

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 3.09%, 8/15/20	1.9
U.S. Treasury Note, 2.75%, 11/15/42	0.9
Pacific Bell Telephone, 7.13%, 3/15/26	0.7
GNR 2005-74 HA, 7.50%, 9/16/35	0.7
Continental Airlines, 9.00%, 7/8/16	0.7

PORTFOLIO ALLOCATION (%)

Stocks	63.4
Bonds	32.5
Cash and Other Net Assets	4.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$13.4
Number of Holdings:	183

Sit Large Cap Growth Fund

As of March 31, 2013

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	8.77	7.69	9.60	4.51	8.65	9.68
Russell 1000® Growth Index	9.54	10.09	13.06	7.30	8.62	10.67

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Large Cap Growth	12.79	9.59	9.54	14.14	-34.10	28.14	10.79	-0.53	13.96	8.77
Russell 1000® Growth Index	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	9.54

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	4.4	Oracle Corp.	2.2
International Business Machines Corp.	3.9	Coca-Cola Co.	2.1
Google, Inc.	3.9	Philip Morris International, Inc.	1.9
Qualcomm, Inc.	2.5	Visa, Inc.	1.9
PepsiCo, Inc.	2.2	Chevron Corp.	1.8
		Total	26.9

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	15.7
Technology Services	14.3
Health Technology	11.6
Consumer Non-Durables	9.9
Retail Trade	9.5
Producer Manufacturing	9.2
Energy Minerals	4.4
Finance	4.1
Sectors Less Than 4.0%	20.1
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$213.7
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	103.2
Median Market Cap (Billions):	41.3
Turnover Rate:	9.8 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Ronald D. Sit, CFA, 28 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of March 31, 2013

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of \$2 billion to \$15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 23 years
- Kent L. Johnson, CFA, 24 years
- Robert W. Sit, CFA, 20 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**7.94**	**6.76**	**11.85**	**5.18**	**10.48**	**11.77**
Russell Midcap® Growth Index	11.51	12.76	14.23	7.98	11.53	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Mid Cap Growth	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**7.94**
Russell Midcap® Growth Index	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	11.51

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
ANSYS, Inc.	2.5	Cognizant Technology Solutions Corp.	1.9
TJX Cos., Inc.	2.4	Iconix Brand Group, Inc.	1.8
Ecolab, Inc.	2.0	Marathon Petroleum Corp.	1.8
Celgene Corp.	2.0	Dunkin' Brands Group, Inc.	1.8
Flowserve Corp.	2.0	AMETEK, Inc.	1.7
		Total	20.0

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	12.1
Technology Services	11.0
Retail Trade	9.7
Health Technology	9.6
Finance	9.2
Process Industries	7.9
Electronic Technology	7.5
Industrial Services	5.4
Sectors Less Than 5.0%	26.1
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	\$152.6
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	\$13.7
Median Market Cap (Billions):	\$9.4
Turnover Rate:	13.8 %

Sit Small Cap Growth Fund

As of March 31, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**8.01**	**5.50**	**13.23**	**7.17**	**10.53**	**10.61**
Russell 2000® Growth Index	13.21	14.52	14.75	9.04	11.61	7.17

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Small Cap Growth	**6.79**	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**8.01**
Russell 2000® Growth Index	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	13.21

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.7	Chicago Bridge & Iron Co. NV	2.0
Gulfport Energy Corp.	2.6	Celgene Corp.	2.0
ANSYS, Inc.	2.4	Dunkin' Brands Group, Inc.	2.0
Snap-On, Inc.	2.1	Polaris Industries, Inc.	2.0
Alexion Pharmaceuticals, Inc.	2.1	Affiliated Managers Group, Inc.	2.0
		Total	21.8

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	12.1
Health Technology	11.8
Technology Services	11.7
Finance	10.3
Consumer Durables	6.8
Electronic Technology	6.7
Industrial Services	6.3
Retail Trade	5.8
Sectors Less Than 5.0%	26.8
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$83.9
Number of Holdings:	88
Wtd. Avg. Market Cap (Billions):	$5.5
Median Market Cap (Billions):	$3.2
Turnover Rate:	18.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 20 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of March 31, 2013

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	11.31	14.65	13.44	7.38	8.77	1.60	1.71
S&P 500® Index	10.61	13.96	12.67	5.81	5.95		
Class S Shares	11.27	14.35	13.16	7.09	7.51	1.36	1.49
S&P 500 Index	10.61	13.96	12.67	5.81	5.00		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59	16.43	3.29	13.54	11.31
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19	2.98	13.23	11.27
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	10.61

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.3	Johnson & Johnson	2.0
International Business Machines Corp.	2.8	Pfizer, Inc.	1.9
Verizon Communications, Inc.	2.3	JPMorgan Chase & Co.	1.9
PepsiCo, Inc.	2.0	Occidental Petroleum Corp.	1.9
Procter & Gamble Co.	2.0	Qualcomm, Inc.	1.7
		Total	21.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Health Technology	11.0
Producer Manufacturing	9.7
Consumer Non-Durables	9.6
Electronic Technology	9.5
Energy Minerals	9.0
Retail Trade	5.6
Technology Services	4.9
Sectors Less Than 4.5%	23.9
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$805.7
S Share Assets (Millions):	$131.3
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$86.7
Median Market Cap (Billions):	$32.0
Turnover Rate:	19.6 %

Sit Global Dividend Growth Fund

As of March 31, 2013

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	8.47	12.05	10.73	1.85	1.86
Class S Shares	8.40	11.80	10.44	1.61	1.63
Composite Index	8.40	12.98	7.52		
S&P 500® Index	10.61	13.96	9.23		
MSCI EAFE Index	5.13	11.25	4.74		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	YTD 2013
Class I Shares	-5.25	24.65	11.58	-2.58	13.61	8.47
Class S Shares	-5.31	24.40	11.32	-2.89	13.35	8.40
Composite Index	-21.11	28.67	12.21	-3.78	16.64	8.40
S&P 500 Index	-21.94	26.47	15.06	2.11	16.00	10.61
MSCI EAFE Index	-19.95	31.78	7.75	-12.14	17.32	5.13

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.7
Health Technology	11.5
Energy Minerals	10.6
Producer Manufacturing	9.1
Consumer Non-Durables	8.8
Retail Trade	7.7
Electronic Technology	6.4
Consumer Durables	4.9
Sectors Less Than 4.5%	25.7
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

United States	60.9
United Kingdom	12.3
Switzerland	5.2
Ireland	3.7
Australia	2.8
Spain	2.0
Japan	1.9
Germany	1.8
8 Countries Less Than 1.8%	7.8
Cash and Other Assets	1.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Centrica, PLC	2.9
Chevron Corp.	2.7
Verizon Communications, Inc.	2.5
GlaxoSmithKline, PLC, ADR	2.4
McDonald's Corp.	2.1
Johnson & Johnson	2.0
Covidien, PLC	2.0
Pfizer, Inc.	2.0
SGS SA	1.8
International Business Machines Corp.	1.7
Total	12.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$13.8
S Share Assets (Millions):	$2.9
Number of Holdings:	83
Wtd. Avg. Market Cap (Billions):	$91.9
Median Market Cap (Billions):	$49.4
Turnover Rate:	16.5 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 23 years
- Kent L. Johnson, CFA, 24 years
- Raymond E. Sit, 20 years
- Michael J. Stellmacher, CFA, 22 years
- Tasha M. Murdoff, 16 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of March 31, 2013

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Tasha M. Murdoff, 17 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE** Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**3.12**	**10.40**	**5.19**	**-1.37**	**7.66**	**3.97**
MSCI EAFE Growth Index	6.74	11.38	6.47	-0.13	9.38	4.00

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
International Growth	**12.97**	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**3.12**
MSCI EAFE Growth Index	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	6.74

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.3
Producer Manufacturing	12.7
Consumer Non-Durables	11.5
Health Technology	10.4
Energy Minerals	8.0
Consumer Durables	5.4
Electronic Technology	5.1
Retail Trade	5.0
Sectors Less Than 4.5%	22.6
Cash and Other Net Assets	3.0

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.9
Switzerland	15.5
Japan	10.8
Germany	7.0
Australia	5.9
France	5.5
Canada	4.2
China/Hong Kong	4.1
15 Countries Less Than 4.1%	21.1
Cash and Other Assets	3.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Royal Dutch Shell, PLC, ADR	3.4
Nestle SA	3.3
British American Tobacco, PLC	3.2
GlaxoSmithKline, PLC, ADR	3.1
Centrica, PLC	3.1
BHP Billiton, Ltd.	3.1
Diageo, PLC, ADR	3.0
Honda Motor Co., Ltd.	2.5
Pearson, PLC, ADR	2.4
Syngenta AG	2.4
Total	29.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$21.0
Number of Holdings:	66
Wtd. Avg. Market Cap (Billions):	$64.4
Median Market Cap (Billions):	$32.9
Turnover Rate:	16.7 %

Sit Developing Markets Growth Fund

As of March 31, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-1.28**	**-1.24**	**0.30**	**-1.64**	**13.38**	**4.79**
MSCI Emerging Markets Index	-1.92	-0.63	0.80	-1.29	14.29	4.19

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Developing Markets Growth	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**-1.28**
MSCI Emerging Markets Index	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-1.92

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.8
Energy Minerals	11.2
Consumer Non-Durables	10.8
Electronic Technology	10.6
Non-Energy Minerals	9.9
Producer Manufacturing	8.1
Consumer Services	7.8
Retail Trade	7.8
Sectors Less Than 6.0%	16.9
Cash and Other Net Assets	1.1

PORTFOLIO COUNTRY ALLOCATION (%)

Brazil	22.8
China/Hong Kong	21.7
South Korea	14.5
South Africa	7.9
Thailand	5.2
Australia	4.3
Taiwan	4.3
Indonesia	2.8
9 Countries Less Than 2.8%	15.4
Cash and Other Assets	1.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	5.8
Cia de Bebidas das Americas, ADR	4.3
Banco Bradesco SA	3.2
BHP Billiton, Ltd., ADR	3.2
Bangkok Bank PCL	3.0
CNOOC, Ltd., ADR	3.0
Embraer SA, ADR	2.8
Astra International Tbk PT	2.8
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR	2.7
Shinhan Financial Group Co., Ltd.	2.6
Total	33.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.9
Number of Holdings:	55
Wtd. Avg. Market Cap (Billions):	$39.2
Median Market Cap (Billions):	$19.9
Turnover Rate:	12.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 23 years
- Raymond E. Sit, 20 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Tax-Free Income • Investment Outlook and Strategy Summary • American Taxpayer Relief Act of 2012 • First Quarter Fund Data